UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 22, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 20 May 2014 entitled ‘Vodafone announces results for the year ended 31 March 2014’

Vodafone announces results for the year ended 31 March 2014

20 May 2014

Highlights(1)

•                  Group revenue down 1.9% to £43.6 billion; full year organic service revenue decline 4.3%*

•                  Q4 organic service revenue declined 3.8%*(2), or 4.0%* including Italy at 100% from 21 February 2014

•                  EBITDA(3) down 7.4%* at £12.8 billion; organic EBITDA margin down 1.3 percentage points

•                  Adjusted operating profit(3) £7.9 billion, including £3.2bn for Verizon Wireless to 2 September 2013

•                  Pro forma full year 13/14 guidance met: adjusted operating profit £4.9(4) billion, free cash flow £4.8(4) billion

•                  Completion of Verizon Wireless disposal, US$85 billion returned to shareholders; £45.0 billion pre-tax gain

•                  £19.3 billion deferred tax assets recognised in relation to the Group’s historical tax losses, £17.7 billion of this announced H1

•                  Impairments totalling £6.6 billion in Germany, Spain, Portugal, Czech Republic and Romania

•                  Planned organic investments of around £19 billion over the next two years, including Project Spring

•                  Final dividend per share of 7.47 pence, giving total dividends per share of 11.0 pence, up 8%

	Year ended		Change year-on-year
	31 March 2014		Reported	Organic
	£m		%	%
Management basis(1)
Group revenue	43,616		(1.9)	(3.5)
Group service revenue	39,529		(2.4)	(4.3)
Europe	25,977		(2.0)	(9.1)
Africa, Middle East and Asia Pacific (‘AMAP’)	13,087		(4.7)	+6.1
EBITDA(3)	12,831		(5.4)	(7.4)
Adjusted operating profit(3)	7,874		(37.4)	(9.4)
Free cash flow	4,405		(21.5)
Statutory basis(5)
Revenue	38,346		+0.8	(2.2)
Profit/(loss) for the financial year from continuing operations	11,312		n/m
Profit for the financial year	59,420		n/m
Basic earnings per share	223.84	p	n/m
Total dividends per share	11.00	p	+8
Adjusted earnings per share(3)	17.54	p	(12.8)

•                  Significant progress on unified communications strategy: acquisition of Kabel Deutschland (‘KDG’), announced acquisition of Ono, ongoing fibre build in Spain and  Portugal, with Italy to commence this year

•                  Project Spring underway, initially with increased network investment in India and Germany

•                  4.7 million 4G customers in 14 markets; early 4G data usage more than double that of 3G data usage

•                  European smartphone penetration 45%, up 7 percentage points year-on-year

•                  Mobile in-bundle revenue grew 7.8%* in the year and Q4, and now represents 51% of Q4 Group mobile service revenue, and 61% in Europe

•                  Vodafone Red now in 20 markets; 12 million customers as at 31 March 2014

•                  M-Pesa now in 10 markets, 17 million customers

Guidance for the 2015 financial year(6)

•            EBITDA in the range of £11.4 billion to £11.9 billion, principally reflecting the impact of Project Spring investment and foreign exchange movements

•            Positive free cash flow after all capex, before M&A, spectrum and restructuring costs

•            Total capex programme of around £19 billion in the two years to March 2016, with capital intensity subsequently normalising to 13-14% of annual revenue

•            Intention to grow dividends per share

Vittorio Colao, Group Chief Executive, commented:

“It has been a year of substantial strategic progress. The sale of our Verizon Wireless stake has rewarded shareholders for their support, and enabled the acceleration of our strategy through the acquisition of KDG, the pending acquisition of Ono and our Project Spring investment programme.

“Our operational performance has been mixed. The Group’s emerging markets businesses have performed strongly throughout the year: we have executed our strategy well and have successfully positioned ourselves for the rapid growth in data we are now witnessing. In Europe, where we continue to face competitive, regulatory and macroeconomic pressures, we have taken steps to improve our commercial performance, particularly in Germany and Italy, and are beginning to see encouraging early signs.

“I am confident about the future of the business given the growth prospects in data, emerging markets, enterprise and unified communications. We have commenced our Project Spring two-year investment programme which will accelerate our plans to establish stronger network and service differentiation for our customers. I expect the first signs of this to become evident later this year, with wider 4G coverage in Europe and 3G coverage in emerging markets, improved network performance and increased customer advocacy. While cash flow will be depressed during this investment phase, our intention to continue to grow dividends per share annually demonstrates our confidence in strong future cash flow generation.”

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see page 29.

(1)         Management basis amounts and growth rates are calculated consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis, including the profit contribution from Verizon Wireless to 2 September 2013. See page 29 for more information on non-GAAP measures and page 32 for reconciliations to the statutory equivalents.

(2)         Pro forma organic growth including Italy ownership at 76.9% for the whole of the years ended 31 March 2014 and 2013.

(3)         EBITDA, adjusted operating profit and earnings per share have been redefined to exclude restructuring costs (statutory basis: year ended 31 March 2014: £355 million (2013: £311 million)). Adjusted operating profit and earnings per share have also been redefined to exclude amortisation of customer bases and brand intangible assets (statutory basis: year ended 31 March 2014: £551 million (2013: £327 million)). Adjusted earnings per share for the year ended 31 March 2014 also include the results of Verizon Wireless and related tax up to 2 September and exclude items in relation to the acquisitions and disposals. Comparatives have been restated consistently.

(4)         Based on 2014 guidance foreign exchange rates.

(5)         Statutory basis includes the results of the Group’s joint ventures using the equity accounting basis rather than on a proportionate consolidation basis, with the profit contribution from VZW treated as discontinued operations.

(6)         See “Guidance” on page 8.

REVIEW OF THE YEAR

Financial review of the year(1)

The Group’s emerging markets businesses have delivered strong organic growth this year, combining good local execution on marketing and distribution with leading network quality. In particular, data usage in emerging markets is really taking off, providing further growth potential for the Group. This has however been offset by significant ongoing pressures in our European operations, from a combination of a weak macroeconomic environment, regulatory headwinds, and stiff competition.  We experienced revenue declines in all of our major European markets, and related pressure on margins, despite continuing measures to control costs.

We have made good progress with our strategic priorities:

•                  We have accelerated the transformation of the Group following the sale of our 45% stake in Verizon Wireless;

•                  We made a record US$85 billion return to our shareholders, while retaining financial flexibility to pursue our own strategy both organically and through targeted acquisitions;

•                  We have made significant advances in our unified communications capabilities through the acquisitions of leading cable operators in Germany and Spain, two of our most important markets;

•                  We are on track with the integration plans and synergies of Cable & Wireless Worldwide (‘CWW’) and TelstraClear, and continue to build fibre in Spain and Portugal;

•                  Vodafone Red is now available in 20 markets, with 12 million customers at the year end;

•                  We continue to provide a market-leading network experience in most of our markets, and now have 4.7 million 4G customers across 14 countries; and

•                  Our M-Pesa footprint continues to grow, with launches in the year in India, Egypt, Mozambique, Lesotho and our first European market, Romania.

Group

Group revenue for the year fell 3.5%* to £43.6 billion, with Group organic service revenue down 4.3%*. Our AMAP region service revenue continued to perform strongly, growing 6.1%*, driven by our major emerging markets (India +13.0%*, Vodacom +4.1%*, Turkey +7.9%*). The Group EBITDA(2) margin fell 1.3* percentage points on an organic basis, as the impact of steep revenue declines in Europe offset improving margins in AMAP, notably in India and Australia. Group EBITDA(2) fell 7.4%* to £12.8 billion.

Group adjusted operating profit(2) fell 9.4%* year-on-year to £7.9 billion, largely reflecting the decline in EBITDA(2), and includes a £3.2 billion profit contribution from Verizon Wireless to 2 September 2013. Adjusted operating profit on a pro forma guidance basis was £4.9 billion(3).

We recognised deferred tax assets of £19.3 billion during the year and reported a £45.0 billion pre-tax gain on disposal following the sale of our US group, whose principal asset was its 45% stake in Verizon Wireless, which is reported within discontinued operations.

We recorded impairment charges of £6.6 billion relating to our businesses in Germany, Spain, Portugal, Czech Republic and Romania. These were driven by lower projected cash flows within business plans, resulting from the tougher macroeconomic environment and heavy price competition.

Free cash flow was £4.4 billion, down 21.5% from the prior year. On a pro forma guidance basis, free cash flow was £4.8(3) billion, within our guidance range of £4.5 billion to £5.0 billion for the year. The year-on-year decline reflects the relative strength of sterling against the South African rand and Indian rupee over the course of the year, partly offset by movements in the Euro, as well as tough trading conditions. In addition to the free cash flow reported above, we received an income dividend of £2.1 billion from Verizon Wireless.

Net debt on a statutory basis decreased £11.7 billion to £13.7 billion as proceeds from the disposal of our US group, whose principal asset was its 45% stake in Verizon Wireless, positive free cash flow and favourable foreign exchange movements more than offset the acquisition of KDG, licences and spectrum payments and equity shareholder returns including equity dividends, the special distribution and share buybacks. In Q4, we paid £2.4 billion in relation to the expected tax liability for the Verizon Wireless transaction, of which US$3.3 billion (£2.0 billion) was paid to Verizon. We now expect this liability to total US$3.6 billion (£2.2 billion).

Capital expenditure increased 13.3% to £7.1 billion, with the growth driven by the inclusion of CWW for 12 months, the inclusion of KDG from October 2013, the commencement of our fibre roll-out in Spain, and initial Project Spring investments in Germany and India.  In addition, we acquired and renewed spectrum for £2.2 billion in India, Romania, New Zealand and the Czech Republic, with a cash cost of £0.9 billion during the year.

Adjusted earnings per share(2) fell 12.8% to 17.54 pence, driven by lower adjusted operating profit, offset by a lower share count arising from the Group’s share buyback programme. The Board is recommending a final dividend per share of 7.47 pence, to give total ordinary dividends per share for the year of 11.0 pence, up 8% year-on-year.

Europe

Organic service revenue in Europe fell 9.1%* year-on-year. Excluding the impact of regulated mobile termination rate (‘MTR’) cuts, service revenue fell 6.5%*. We saw challenging macroeconomic conditions in most markets, alongside strong competition. We also continued to experience steep MTR cuts, particularly in Italy, Spain, the Czech Republic and Greece. A number of markets are evolving towards convergence, with Vodafone increasingly well positioned to address this trend.  Additionally, we terminated a number of MVNO relationships during the year, where wholesale prices did not sufficiently reflect the value of our investment in networks and spectrum.

Smartphone penetration is now 45% in the region, up 7 percentage points year-on-year. Mobile in-bundle revenue grew 3.1%* in the year and now represents 61% of Q4 European mobile service revenue. During the year we launched 4G services in the UK, Spain, Netherlands, Ireland, Czech Republic and Malta, taking 4G services to all European markets except Hungary and Albania.

Organic EBITDA(2) fell 18.3%* and the EBITDA margin fell 3.3* percentage points. We suffered a decline in our major markets as a result of lower revenues and increased customer investment, partly offset by a reduction in operating expenses. EBITDA margins improved in Greece, Hungary, Albania and Malta.

AMAP

Organic service revenue in AMAP grew 6.1%*, with continued growth in all of our markets apart from Australia and New Zealand. Service revenue in India grew 13.0%*, as the growing customer base used greater quantities of voice and data traffic, supported by effective voice price increases. In Vodacom, service revenue growth of 4.1%* was the result of strong growth in South African data revenue, partially offset by an MTR cut, and 18.9%* service revenue growth from the international businesses. Turkey service revenue grew 7.9%* driven by increasing smartphone penetration, now 34%, as well as success with Vodafone Red and growth in enterprise. Australia service revenue declined 9.0%* as a result of a lower customer base stemming from service issues in prior years. During the year we launched 4G services in Australia.

Organic EBITDA(2) rose 16.2%* and the EBITDA margin increased 2.1* percentage points, with strong margin improvements in India, Turkey, Australia, Qatar and Ghana whilst we continued to generate healthy margins in South Africa and Egypt.

Verizon Wireless

The profit contribution of Verizon Wireless is reported in our 2014 financial year results for five months to 2 September 2013, the date we announced its sale. Our share of Verizon Wireless’ profits for this five month period amounted to £3.2 billion. The sale of the US group, whose principal asset was Verizon Wireless, led to a pre-tax gain on disposal of £45.0 billion.

Statutory results

On a statutory basis Group revenue was £38.3 billion, an increase of 0.8% or on an organic basis, a decline of 2.2%*.

Profit for the year from continuing operations increased from a loss of £4.0 billion to a profit of £11.3 billion, primarily as a result of the recognition of additional deferred tax of £19.3 billion in the current year, offset by a higher tax charge. We recorded impairments of £6.6 billion this year compared to £7.7 billion in the prior year.

Profit for the financial year was £59.4 billion and includes a £45.0 billion profit arising on the disposal of our US group, whose principal asset was its 45% stake in Verizon Wireless, £1.7 billion of dividends received since the disposal and the post-tax profits of the Group’s share of Verizon Wireless and entities in the US group sold to Verizon Communications as part of the overall disposal transaction up until 2 September 2013.

Strategic progress

We have made very substantial progress on our strategy in the past year, despite the significant challenges faced in Europe.

Consumer

We have now launched 4G in all our major European markets, as well as South Africa, Australia and New Zealand. Early experience from 4G shows us that customers use roughly twice as much data compared to 3G data usage, driven principally by video streaming. Smartphone adoption continues to grow strongly in all markets and the increased availability of mobile applications and low cost devices is driving significant growth in data usage. Data traffic in India increased 125% year-on-year, and at the end of the year Vodafone had 52 million data customers in India alone, with 7 million of these being 3G data customers. Data adoption is becoming truly mass market.

Our Vodafone Red plans are now available in 20 markets and we had 12 million customers at the year end. These bundled plans provide our customers with unlimited voice and SMS, and generous data allowances. We continue to enhance the Red proposition through the introduction of additional features, including improved access to technical support, attractive roaming packages, shared data and family plans, early handset upgrades, storage and back-up in the cloud, and device security. These enhancements provide customers with greater freedom of usage, whilst at the same time defending revenue from “over-the-top” applications and stabilising ARPU.

We continue to see a growing trend in some of our European markets towards residential unified communications services, with cable operators offering MVNO services, and incumbent fixed line providers combining their domestic broadband services with mobile and TV plans. We are becoming a leader in unified communications across Europe, fuelled by the acquisitions of KDG and Ono, our ongoing fibre build in Portugal and Spain, and our fibre plans in Italy, allied to last year’s acquisition of Cable & Wireless Worldwide. These plans enable us to access a large and growing revenue pool where our market share is currently much lower than in mobile, while also helping us defend our mobile business from converged offers.

In emerging markets, good local execution on marketing and distribution, along with increasing availability of mobile applications and low cost devices continues to drive voice and data adoption and market share gains. These markets offer very attractive long-term opportunities and are contributing greater value to the Group from growth, strong margins and cash generation.

Enterprise

Enterprise now represents 27.4% of Group service revenue. The creation of a discrete Enterprise unit is beginning to bear fruit, as we focus on a smaller number of products with the potential for global application.

VGE, serving our biggest multi-national accounts, grew revenues in the year by 2.1%* boosted by the expertise and skills acquired with CWW. In machine-to-machine (‘M2M’), we continue to consolidate our position as a global leader and grew revenue in the year by 20.9%*. Both VGE and M2M have successfully attracted several key contract wins during the year, across many industry and service sectors.

We continue to develop Vodafone One Net to provide converged services for small- and medium-sized companies.

In addition, we will develop our product offering in high growth segments, such as cloud and hosting, thereby leveraging the expertise acquired with CWW.

Network

Our aim is to deliver a leading network experience to our customers, and we continue to make significant investments in mobile voice and data networks, and next generation fixed line technologies, to support this. The widespread deployment of HSPA+, 4G and high capacity backhaul is delivering an excellent data experience to our customers. 67% of our 3G footprint in Europe now operates at peak speeds of 43.2 Mbps, up from 42% one year ago.

We have launched 4G services in 14 markets and see very healthy data usage from our 4G customers, more than double that used on 3G. By Q4, 18% of data traffic carried in Europe was 4G, and over 80% of data sessions take place at more than 3 Mbps, the level required for high definition video streaming.

We have made significant improvements to our networks in Germany, the UK and Australia over the course of the year. During the year we acquired or renewed spectrum in India, Romania, New Zealand and the Czech Republic.

Operations

We continue to simplify our business model both across and within countries, eliminating legacy structures, reducing non customer-facing costs and moving towards more standardised offerings. We now have 13,500 employees working in our shared service centres and continue to centralise and standardise procurement within the Group. These activities have delivered lower operating expenses for the Group, including a net reduction of £0.3 billion in Europe in the year.

Project Spring

Project Spring is our organic investment programme which will allow us to accelerate and extend our strategic priorities through investment in mobile and fixed networks, products and services, and our retail platform. Announced alongside the Verizon transaction in September 2013, Project Spring will strengthen further our network and service differentiation. The transition to 4G and unified communications, coupled with an improved economic outlook for Europe, lead us to believe Vodafone has a unique opportunity to invest now.

We have concluded the vast majority of network vendor negotiations and have already started the rollout of this programme, principally in India and Germany.

We expect total investments, including Project Spring, to be around £19 billion over the next two years.

As a result of Project Spring, we expect to generate incremental free cash flow of over £1 billion in the 2019 financial year. The total cash payback period is expected to be approximately seven years. We intend to grow dividends per share annually, reflecting our confidence in our ability to grow cash flows in the future.

The main elements of the Project Spring investment programme are:

•	4G in Europe: we aim to reach 91% population coverage by 2016;
•	3G in emerging markets: with 95% population coverage in India by 2016;
•	Next generation fixed line infrastructure: laying fibre to more base stations and deep into residential areas across Europe and in selected emerging market urban areas;
•	Development of enterprise products and services: extending our M2M reach to 75 countries and rolling out hosting and IP-VPN services internationally; and
•	Investment in our retail estate: modernising 8,000 shops across the Group to improve the customer experience.

Prospects for the 2015 financial year(3)

The strategic steps we have taken in the last two years, allied to our planned organic investments of around £19 billion over the next two years, place us in a very strong long term position within the industry.

However, in the short term, we continue to face competitive, macroeconomic and regulatory pressures, particularly in Europe, and still need to secure our recovery in some key markets. While we are therefore heavily focused on the successful execution of our significant capital investment programme, we are also absolutely committed to operational efficiency and standard operating models across all markets.

We anticipate that our investments will begin to translate into clearly improved network performance and customer satisfaction in the coming year. In the medium term, this will become more evident in key operational metrics such as churn and ARPU; and subsequently into revenue, profitability and cash flow.

We expect EBITDA to be in the range of £11.4 billion to £11.9 billion for the 2015 financial year, and free cash flow to be positive, after all capex.

Notes:

*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see page 29.

(1)

Management basis amounts and growth rates are calculated consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis, including the profit contribution from Verizon Wireless to 2 September 2013.

(2)

EBITDA, adjusted operating profit and earnings per share have been redefined to exclude restructuring costs (statutory basis: year ended 31 March 2014: £355 million (2013: £311 million)). Adjusted operating profit and earnings per share have also been redefined to exclude amortisation of customer bases and brand intangible assets (statutory basis: year ended 31 March 2014: £551 million (2013: £327 million)). Adjusted earnings per share for the year ended 31 March 2014 also include the results of Verizon Wireless and related tax to 2 September and exclude items in relation to the acquisitions and disposals. Comparative financial information has been restated consistently.

(3)	See “Guidance” on page 8.

GROUP FINANCIAL HIGHLIGHTS

			Restated(1)
		2014	2013	% change
	Page	£m	£m	Reported	Organic
Statutory basis
Revenue	24	38,346	38,041	0.8	(2.2)
Operating loss	24	(3,913)	(2,202)	n/m
Loss before taxation	24	(5,270)	(3,483)	n/m
Profit for the financial year from continuing operations	24	11,312	(3,959)	n/m
Basic earnings per share (pence)	24	223.84p	1.54p	n/m
Cash generated by operations	19	12,147	11,494	5.7

Adjusted statutory basis:
Adjusted profit before tax	11	6,477	10,716	(39.6)
Adjusted effective tax rate	11	27.3%	24.5%
Adjusted profit attributable to equity shareholders	12, 33	4,642	5,399	(14.0)
Adjusted earnings per share (pence)(2)	33	17.54p	20.12p	(12.8)
Capital expenditure	19	6,313	5,292	19.3
Free cash flow	19	4,183	5,501	(24.0)
Net debt	19, 20	13,700	25,354	(46.0)

The statutory basis includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, using the equity accounting basis. The management basis is consistent with how the business is managed and operated, and includes the results of the Group’s aforementioned joint ventures on a proportionate basis. Both the statutory and management basis include the profit contribution from Verizon Wireless up to 2 September 2013, which on a statutory basis is treated as discontinued operations. See page 29 for “Use of non-GAAP financial information”, page 32 for “Reconciliations of management basis to statutory and adjusted statutory basis” and page 36 for “Definition of terms”.

Management basis
Group revenue	9, 30	43,616	44,445	(1.9)	(3.5)
Service revenue	9	39,529	40,495	(2.4)	(4.3)
EBITDA(2)	9, 30	12,831	13,566	(5.4)	(7.4)
EBITDA margin	9	29.4%	30.5%	(1.1pp )	(1.3pp )
Adjusted operating profit(2)	9, 30	7,874	12,577	(37.4)	(9.4)
Capital expenditure	19, 30	7,102	6,266	13.3
Free cash flow	19	4,405	5,608	(21.5)

Notes:

(1)	Restated for adoption of IFRS 11 and amendments to IAS19. For details see 29.
(2)

EBITDA, adjusted operating profit and earnings per share have been redefined to exclude restructuring costs (statutory basis: year ended 31 March 2014: £355 million (2013: £311 million)). Adjusted operating profit and earnings per share have also been redefined to exclude amortisation of customer bases and brand intangible assets (statutory basis: year ended 31 March 2014: £551 million (2013: £327 million)). Adjusted earnings per share for the year ended 31 March 2014 also include the results of Verizon Wireless and related tax up to 2 September and exclude items in relation to the acquisitions and disposals. Comparative financial information has been restated consistently.

GUIDANCE

Please see page 29 for “Use of non-GAAP financial information”, page 36 for “Definitions of terms” and page 37 for “Forward-looking statements”.

Performance against pro forma 2014 financial year guidance(1)

Based on guidance foreign exchange rates, our pro forma adjusted operating profit for the 2014 financial year was £4.9 billion, in line with the around £5.0 billion range set in September 2013. On the same basis our pro forma free cash flow was £4.8 billion, in line with our guidance range of £4.5 to £5.0 billion.

2015 financial year guidance(2)

	EBITDA £bn	Free cash flow £bn
2015 financial year guidance	11.4-11.9	Positive

We expect EBITDA to be in the range of £11.4 billion to £11.9 billion. We expect free cash flow to be positive after all capex, before the impact of M&A, spectrum purchases and restructuring costs. Total capex over the next two years is expected to be around £19 billion, after which we anticipate capital intensity normalising to a level of 13-14% of annual revenue.

Dividend policy

The Board intends to grow dividends per share annually.

Assumptions

We have based guidance for the 2015 financial year on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of £1:€1.21, £1:INR 105.8 and £1:ZAR 18.4. It excludes the impact of licences and spectrum purchases, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact EBITDA by £60 million and have no material impact on free cash flow. A 1% change in the Indian Rupee to sterling exchange rate would impact EBITDA by £10 million and free cash flow by £5 million.  A 1% change in the South African Rand to sterling exchange rate would impact EBITDA by £15 million and free cash flow by £5 million.

Notes:

(1)

In September 2013 we issued pro forma guidance for the 2014 financial year, which excluded VZW and included 100% of Vodafone Italy, both for the whole year. This pro forma guidance included Vodafone’s remaining joint ventures (Australia, Fiji and Indus Towers), on an equity accounting basis, consistent with IFRS requirements and excluded the impact of licence and spectrum purchases, material tax settlement related payments, restructuring costs and purchase adjustments on the Vodafone Italy transaction. Guidance foreign exchange rates for the year ended 31 March 2014 were £1:€1.17, £1=US$1.52, £1:INR 84.9 and £1:ZAR 14.3.

(2)	Guidance for the year ending 31 March 2015 includes the results of Vodafone’s remaining joint ventures (Australia, Fiji and Indus Towers) on an equity basis, consistent with IFRS requirements.

FINANCIAL RESULTS

Group(1)

	Management basis(1)						Statutory basis(1)
						Restated(2)		Restated(2)
	Europe	AMAP	Other(3)	Eliminations	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m
Mobile in-bundle revenue	12,125	3,686	252	—	16,063	14,959	14,159	13,044
Mobile out-of-bundle revenue	5,947	6,490	12	—	12,449	14,698	11,071	12,434
Mobile incoming revenue	1,555	1,725	—	—	3,280	4,118	2,861	3,504
Fixed line revenue	5,181	659	202	(3)	6,039	4,688	5,544	4,142
Other service revenue	1,169	527	36	(34)	1,698	2,032	1,555	1,875
Service revenue(4)	25,977	13,087	502	(37)	39,529	40,495	35,190	34,999
Other revenue(4)	2,020	1,884	184	(1)	4,087	3,950	3,156	3,042
Revenue	27,997	14,971	686	(38)	43,616	44,445	38,346	38,041
Direct costs	(6,283)	(3,893)	(293)	38	(10,431)	(10,937)	(9,333)	(9,588)
Customer costs	(6,851)	(2,419)	25	—	(9,245)	(8,901)	(8,235)	(7,700)
Operating expenses	(6,688)	(3,979)	(442)	—	(11,109)	(11,041)	(9,694)	(9,287)
EBITDA(5)	8,175	4,680	(24)	—	12,831	13,566	11,084	11,466
Depreciation and amortisation:
Acquired intangibles	(20)	(398)	—	—	(418)	(456)	(406)	(443)
Purchased licences	(1,204)	(215)	4	—	(1,415)	(1,288)	(1,259)	(1,180)
Other	(4,251)	(2,042)	(55)	—	(6,348)	(5,799)	(5,433)	(4,879)
Share of result in associates and joint ventures	(12)	67	3,169	—	3,224	6,554	324	626
Adjusted operating profit(5)	2,688	2,092	3,094	—	7,874	12,577	4,310	5,590
Impairment loss							(6,600)	(7,700)
Restructuring costs							(355)	(311)
Amortisation of acquired customer base and brand intangible assets							(551)	(249)
Other income and expense(6)							(717)	468
Operating loss							(3,913)	(2,202)
Non-operating income and expense							(149)	10
Net financing costs							(1,208)	(1,291)
Income tax, excluding the recognition of additional deferred tax							(2,736)	(476)
Recognition of additional deferred tax							19,318	—
Profit/(loss) for the financial year from continuing operations							11,312	(3,959)
Profit for the financial year from discontinued operations							48,108	4,616
Profit for the financial year							59,420	657

Notes:

(1)

Management basis amounts and growth rates are calculated consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis, including the profit contribution from Verizon Wireless to 2 September 2013. Statutory basis includes the results of the Group’s joint ventures using the equity accounting basis rather than on a proportionate consolidation basis, with the profit contribution from Verizon Wireless being classified within discontinued operations. For details see page 32.

(2)	Restated for adoption of IFRS 11 and amendments to IAS19. For details see 28.
(3)

The “Other” segment includes non-controlled interests, which mainly consists of the profit contribution from Verizon Wireless, and common functions, which primarily represents the results of partner markets and the net result of unallocated central Group costs on a continuing basis.

(4)	Revenue from network infrastructure arrangements is no longer recorded in service revenue. Comparative financial information has been restated consistently.
(5)

EBITDA and adjusted operating profit have been redefined to exclude restructuring costs. Adjusted operating profit has also been redefined to exclude amortisation of customer bases and brand intangible assets. Comparative financial information has been restated consistently.

(6)

Other income and expense for the year ended 31 March 2014 includes a £712 million loss on the deemed disposal of Vodafone Italy. The year ended 31 March 2013 includes a £473 million gain on the acquisition of CWW.

(7)	Current year results reflect average foreign exchange rates of £1:€1.19, £1=US$1.59, £1:INR 96.25 and £1:ZAR 16.13.

FINANCIAL RESULTS

Revenue

Statutory Group revenue increased by 0.8% to £38.3 billion and service revenue increased 0.5% to £35.2 billion. Our performance reflected strong growth in our emerging markets and continued demand for data services, offset by competitive pricing pressures, regulatory changes and challenging macroeconomic conditions in Europe.

EBITDA and operating profit

Group EBITDA on a statutory basis decreased 3.3% to £11.1 billion primarily driven by lower revenue and higher customer costs. Operating loss increased to £3.9 billion from £2.2 billion in the prior year due to lower EBITDA and higher amortisation and depreciation due principally to the acquisition of KDG in October 2013, offset by lower impairment charges in the current year.  During the year we recorded impairment charges of £6.6 billion relating to our businesses in Germany, Spain, Portugal, Czech Republic and Romania.

Discontinued operations

On 2 September 2013 the Group announced it had reached an agreement with Verizon Communications Inc. to dispose of its US group whose principal asset was its 45% interest in Verizon Wireless. The Group ceased recognising its share of results in Verizon Wireless on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation. The transaction completed on 21 February 2014. The table below sets out all of the elements relating to this discontinued operation within the consolidated income statement.

	2014	2013
	£m	£m
Share of result in associates	3,191	6,422
Net financing income/(costs)	27	(56)
Profit before taxation	3,218	6,366
Taxation relating to performance of discontinued operations	(1,709)	(1,750)
Post-tax profit from discontinued operations	1,509	4,616

Gain on disposal of discontinued operations before taxation	44,996	—
Other items arising from the disposal(1)	1,603
Net gain on disposal of discontinued operations	46,599	—

Profit for the financial year from discontinued operations	48,108	4,616

Note:

(1)         Includes dividends received from Verizon Wireless after 2 September 2013, the date of the announcement of the disposal.

Net financing costs

		Restated
	2014	2013
	£m	£m
Investment income	346	305
Financing costs	(1,554)	(1,596)
Net financing costs	(1,208)	(1,291)

Analysed as:
Net financing costs before income from investments	(1,254)	(1,333)
Interest income arising on settlement of outstanding tax issues	15	91
Income from investments	10	2
	(1,229)	(1,240)
Foreign exchange	21	(51)
	(1,208)	(1,291)

On a statutory basis, net financing costs have decreased 6.4% primarily due to the recognition of mark-to-market gains, offset by a £99 million loss (2013: £nil) on the redemption of US$5.65 billion bonds as part of the restructuring of the Group’s financing arrangements following the disposal of Verizon Wireless and lower interest income on settlement of tax issues.

FINANCIAL RESULTS

Taxation

			Restated
		2014	2013
		£m	£m
Income tax expense:
- Continuing operations before recognition of deferred tax		2,736	476
- Recognition of additional deferred tax - continuing operations		(19,318)	—
Total tax (credit)/expense - continuing items		(16,582)	476
Income tax expense - discontinued operations		1,709	1,750
Total tax (credit)/expense		(14,873)	2,226
Tax on adjustments to derive adjusted profit before tax		290	150
Removal of post-disposal VZW tax		(1,019)	—
Recognition of deferred tax asset for losses in Germany and Luxembourg		19,318	—
Tax liability on US rationalisation and reorganisation		(2,210)	—
Deferred tax on current year movement of Luxembourg losses		113	—
Adjusted income tax expense		1,619	2,376
Share of associates’ and joint ventures’ tax		226	390
Adjusted income tax expense for calculating adjusted tax rate		1,845	2,766

Profit before tax
- Continuing operations		(5,270)	(3,483)
- Discontinued operations		49,817	6,366
Total profit before tax		44,547	2,883
Adjustments to derive adjusted profit before tax	[1]	(38,070)	7,833
Adjusted profit before tax		6,477	10,716
Share of associates’ and joint ventures’ tax and non-controlling interest		281	575
Adjusted profit before tax for calculating adjusted effective tax rate		6,758	11,291
Adjusted effective tax rate		27.3%	24.5%

Note:

(1)         See “Earnings/(loss) per share” on page 12.

The adjusted effective tax rate for the year ended 31 March 2014 was 27.3%, in line with our expectation for the year. The rate has been adjusted to exclude tax arising in respect of our US group after the date of the announcement of the disposal of Verizon Wireless.

Our adjusted effective tax rate does not include the impact of the recognition of an additional deferred tax asset in respect of the Group’s historic tax losses in Germany (£1,916 million) and Luxembourg (£17,402 million), and the estimated US tax liability (£2,210 million) relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our interest in Verizon Wireless.

The recognition of the additional deferred tax assets, which arose from losses in earlier years, was triggered by the agreement to dispose of the US group whose principal asset is its 45% interest in Verizon Wireless, which removes significant uncertainty around both the availability of the losses in Germany and the future income streams in Luxembourg.

The Group expects to use these losses over a significant number of years; the actual use of these losses is dependent on many factors which may change, including the level of profitability in both Germany and Luxembourg, changes in tax law and changes to the structure of the Group.

We have excluded the deferred tax movement of the Luxembourg deferred tax asset from the adjusted effective tax rate to show clearer view of the Group’s tax liabilities given the significant period over which the deferred tax assets in Luxembourg are expected to be used.

FINANCIAL RESULTS

Earnings per share

Adjusted earnings per share has been redefined to exclude amortisation of acquired customer base and brand related intangible assets, restructuring costs and one-off items in relation to both the disposal of our interest in Verizon Wireless and the acquisition of the remaining 23% of Vodafone Italy. Adjusted earnings per share for the year ended 31 March 2014 include the results of Verizon Wireless and related tax up to 2 September 2013. Comparative financial information has been restated consistently.

Adjusted earnings per share was 17.54 pence, a decrease of 12.8% year-on-year, reflecting the decline in adjusted operating profit from controlled and jointly controlled operations, partially offset by a reduction in shares arising from the Group’s share buyback programme.

Basic earnings per share increased to 223.84 pence (2013: 1.54 pence) due to the impact of the disposal of Verizon Wireless in the current year, the recognition of a deferred tax asset in the current year, as described above, and impairment charges, all of which are excluded from adjusted earnings per share.

	Statutory basis
		Restated
	2014	2013
	£m	£m

Profit attributable to equity shareholders	59,254	413

Adjustments:
Impairment loss(1)	6,600	7,700
Amortisation of acquired customer base and brand intangible assets	551	249
Restructuring costs	355	311
Other income and expense(2)	717	(468)
Discontinued and other items(3)	(46,520)	—
Non-operating income and expense	149	(10)
Investment income and financing costs	78	51
	(38,070)	7,833

Taxation(4)	(17,511)	(150)
Removal of VZW trading results and tax after 2 September(5)	1,019	(2,669)
Non-controlling interests	(50)	(28)
Adjusted profit attributable to equity shareholders	4,642	5,399

	Million	Million
Weighted average number of shares outstanding — basic	26,472	26,831
Weighted average number of shares outstanding — diluted	26,682	26,831

Earnings per share	Pence	Pence
Basic earnings per share	223.84p	1.54p
Adjusted earnings per share	17.54p	20.12p

Notes:

(1)         The impairment charge of £6,600 million for the year ended 31 March 2014 (2013: £7,700 million) did not result in any tax consequences.

(2)         Other income and expense for the year ended 31 March 2014 includes a £712 million loss on the deemed disposal of Vodafone Italy. The year ended 31 March 2013 includes a £473 million gain on the acquisition of CWW.

(3)         Discontinued items includes a £44,996 million gain on the disposal of Verizon Wireless and £1,703 million of dividends received subsequent to the disposal.

(4)         Includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,916 million) and Luxembourg (£17,402 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless (£2,210 million) .

(5)         The adjustment for the year ended 31 March 2014 primarily relates to the removal of tax in respect of our US group after 2 September 2013, whereas the adjustment for the year ended 31 March 2013 includes the removal of both profit contributions and tax for the period from 2 September 2012 to 31 March 2013.

FINANCIAL RESULTS

Europe(1)

	Germany	Italy	UK	Spain	Other Europe	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
31 March 2014
Mobile in-bundle revenue	3,644	1,575	2,478	1,908	2,520	—	12,125
Mobile out-of-bundle revenue	1,091	1,298	1,315	679	1,564	—	5,947
Mobile incoming revenue	296	267	380	141	471	—	1,555
Fixed line revenue	2,359	565	1,596	325	337	(1)	5,181
Other service revenue	349	158	326	177	212	(53)	1,169
Service revenue	7,739	3,863	6,095	3,230	5,104	(54)	25,977	(2.0)	(9.1)
Other revenue	533	449	332	288	421	(3)	2,020
Revenue	8,272	4,312	6,427	3,518	5,525	(57)	27,997	(2.1)	(9.3)
Direct costs	(1,823)	(944)	(1,688)	(715)	(1,166)	53	(6,283)
Customer costs	(1,961)	(863)	(1,642)	(1,197)	(1,192)	4	(6,851)
Operating expenses	(1,790)	(969)	(1,679)	(819)	(1,431)	—	(6,688)
EBITDA	2,698	1,536	1,418	787	1,736	—	8,175	(10.2)	(18.3)
Depreciation and amortisation:
Acquired intangibles	—	(14)	—	—	(6)	—	(20)
Purchased licences	(507)	(138)	(357)	(11)	(191)	—	(1,204)
Other	(1,274)	(658)	(859)	(595)	(865)	—	(4,251)
Share of result in associates and joint ventures	1	—	(15)	—	2	—	(12)
Adjusted operating profit	918	726	187	181	676	—	2,688	(35.6)	(39.2)

EBITDA margin	32.6%	35.6%	22.1%	22.4%	31.4%		29.2%

31 March 2013
Mobile in-bundle revenue	3,432	1,280	2,463	1,853	2,399	—	11,427
Mobile out-of-bundle revenue	1,353	2,007	1,417	981	1,834	—	7,592
Mobile incoming revenue	387	371	518	272	603	—	2,151
Fixed line revenue	1,712	546	48	315	1,537	(30)	4,128
Other service revenue	391	176	336	208	237	(145)	1,203
Service revenue	7,275	4,380	4,782	3,629	6,610	(175)	26,501
Other revenue	582	375	368	275	505	(4)	2,101
Revenue	7,857	4,755	5,150	3,904	7,115	(179)	28,602
Direct costs	(1,732)	(1,016)	(1,230)	(816)	(1,957)	168	(6,583)
Customer costs	(1,779)	(844)	(1,576)	(1,195)	(1,105)	4	(6,495)
Operating expenses	(1,515)	(978)	(1,134)	(872)	(1,933)	7	(6,425)
EBITDA	2,831	1,917	1,210	1,021	2,120	—	9,099
Depreciation and amortisation:
Acquired intangibles	—	—	—	—	(6)	—	(6)
Purchased licences	(491)	(114)	(331)	(10)	(130)	—	(1,076)
Other	(939)	(631)	(576)	(590)	(1,108)	—	(3,844)
Share of result in associates and joint ventures	—	—	—	—	2	—	2
Adjusted operating profit	1,401	1,172	303	421	878	—	4,175

EBITDA margin	36.0%	40.3%	23.5%	26.2%	29.8%		31.8%

Change at constant exchange rates	%	%	%	%	%
Mobile in-bundle revenue	2.7	19.2	0.6	(0.4)	2.2
Mobile out-of-bundle revenue	(22.3)	(37.7)	(7.2)	(33.4)	(17.2)
Mobile incoming revenue	(26.3)	(30.8)	(26.6)	(49.9)	(24.5)
Fixed line revenue	33.2	(0.1)	3,226.6	(0.2)	(78.2)
Other service revenue	(13.6)	(13.2)	(3.2)	(18.3)	(13.6)
Service revenue	2.8	(14.9)	27.5	(14.1)	(24.6)
Other revenue	(11.6)	15.9	(9.7)	1.5	(18.8)
Revenue	1.7	(12.5)	24.8	(13.0)	(24.2)
Direct costs	(1.8)	10.4	(37.2)	15.5	41.6
Customer costs	(6.4)	0.9	(4.2)	3.1	(4.5)
Operating expenses	(14.2)	4.4	(48.2)	9.4	27.5
EBITDA	(8.0)	(22.7)	17.1	(25.7)	(20.2)
Depreciation and amortisation:
Acquired intangibles	—	—	—	—	—
Purchased licences	0.2	(17.3)	(7.7)	(0.8)	(45.3)
Other	(31.8)	(1.2)	(49.0)	2.2	23.8
Share of result in associates and joint ventures	—	—	—	—	(16.8)
Adjusted operating profit	(37.1)	(40.5)	(38.3)	(58.9)	(25.4)

EBITDA margin movement (pps)	(3.5)	(4.8)	(1.4)	(3.8)	1.5

Note:

(1)         Management basis. Includes Vodafone Italy, the Group’s joint venture in Europe, on a proportionate consolidation basis.

FINANCIAL RESULTS

Revenue decreased 2.1%, including a 2.5 percentage point favourable impact from foreign exchange rate movements and a 4.7 percentage point positive impact from M&A and other activity. On an organic basis service revenue declined 9.1%*, driven by challenging macroeconomic conditions in many markets, increased competition and the impact of MTR cuts, partially offset by continued growth of mobile in-bundle revenue.

EBITDA decreased 10.2%, including a 2.5 percentage point favourable impact from foreign exchange rate movements and a 5.6 percentage point positive impact from M&A and other activity. On an organic basis EBITDA decreased 18.3%*, resulting from a reduction in service revenue in most markets and higher customer investment partially offset by efficiency in operating costs.

	Organic	Other	Foreign	Reported
	change	activity(1)	exchange	change
	%	pps	pps	%
Europe revenue	(9.3)	4.7	2.5	(2.1)

Service revenue
Germany	(6.2)	9.0	3.6	6.4
Italy	(17.1)	2.2	3.1	(11.8)
UK	(4.4)	31.9	—	27.5
Spain	(13.4)	(0.7)	3.1	(11.0)
Other Europe	(7.1)	(17.5)	1.8	(22.8)
Europe service revenue	(9.1)	4.6	2.5	(2.0)

EBITDA
Germany	(18.2)	10.2	3.3	(4.7)
Italy	(24.9)	2.2	2.8	(19.9)
UK	(9.8)	26.9	0.1	17.2
Spain	(23.9)	(1.8)	2.8	(22.9)
Other Europe	(14.0)	(6.2)	2.1	(18.1)
Europe EBITDA	(18.3)	5.6	2.5	(10.2)

Adjusted operating profit
Germany	(36.0)	(1.1)	2.6	(34.5)
Italy	(41.6)	1.1	2.4	(38.1)
UK	(49.3)	11.0	—	(38.3)
Spain	(56.4)	(2.5)	1.9	(57.0)
Other Europe	(30.2)	4.8	2.4	(23.0)
Europe adjusted operating profit	(39.2)	1.3	2.3	(35.6)

Note:

(1)         “Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 April 2013. Refer to page 29 for more details.

Germany

Service revenue decreased 6.2%*, with a slightly improving trend in Q4 compared to Q3. Performance for the year was driven by intense price competition in both the consumer and enterprise segments and an MTR cut effective from December 2012, with Vodafone particularly impacted due to our traditionally high ARPU. In a more competitive environment we launched both a more aggressive 3G price plan (“Smart”) and pushed otelo in the entry-level contract segment. Mobile in-bundle revenue increased 2.7%* as a result of growth in integrated Vodafone Red offers, which  was more than offset by a decline in mobile out-of-bundle revenue of 22.6%*. We continue to focus on Vodafone Red and 4G where we had nearly 3.0 million customers and 891,000 consumer contract customers respectively at 31 March 2014.

EBITDA declined 18.2%*, with a 4.3* percentage point decline in EBITDA margin, driven by lower service revenue and increased customer investment.

The rollout of 4G services continued with a focus on urban areas, with overall outdoor population coverage of 70% at 31 March 2014, which combined with our on-going network enhancement plan has resulted in a significant improvement in voice and data performance in the second half of the year.

Following its acquisition on 14 October 2013, KDG contributed £702 million to service revenue and £297 million to EBITDA in Germany.  The domination and profit and loss transfer agreement was registered on 14 March 2014 and the integration of Vodafone Germany and KDG began on 1 April 2014.

Italy

Service revenue declined 17.1%* driven by the effect of the summer prepaid price war penetrating the customer base and the negative impact of MTR cuts effective from January and July 2013. Mobile in-bundle revenue grew 15.2%* driven by the take-up of integrated prepaid plans. Vodafone Red, which had nearly 1.5 million customers at 31 March 2014, continues to penetrate further into the base leading to improving churn in the contract segment.

FINANCIAL RESULTS

Enterprise revenue growth, while still negative, showed signs of improvement during the year thanks to the success of “Zero”. Prepaid experienced a steep ARPU decline as a result of the market move to aggressive bundled offers.  4G services are now available in 202 municipalities and outdoor coverage has reached 35%.

Fixed line revenue declined 3.2%* as a result of declining fixed voice usage, partly offset by continued broadband revenue growth supported by 77,000 net broadband customer additions during the year. Vodafone Italy now offers fibre services in 37 cities and is progressing well on its own fibre build plans.

EBITDA declined 24.9%*, with a 4.8* percentage point decline in EBITDA margin, primarily driven by the lower revenue partially offset by strong efficiency improvements delivered on operating costs which fell 7.1%*.

UK

Service revenue decreased 4.4%* principally driven by declines in enterprise and prepaid and a 1.9 percentage point impact from MTR cuts, partially offset by consumer contract service revenue growth. Mobile in-bundle revenue increased 0.6%* as the positive impact of contract customer growth and greater penetration of Vodafone Red plans into the customer base, with nearly 2.7 million customers at 31 March 2014, offset pricing pressures. Mobile out-of-bundle declined 7.2%*, primarily driven by lower prepaid revenue.

The activity to integrate the UK operations of CWW was accelerated successfully and we continue to deliver cash and capex synergies as planned. The sales pipeline is now growing, which we expect to materialise into revenue increases in the 2015 financial year.

The rollout of 4G services continued following the launch in August 2013, with services now available in 14 cities and over 200 towns, with over 637,000 4G enabled plans (including Mobile Broadband) at 31 March 2014. We are making significant progress in network performance, particularly in the London area.

EBITDA declined 9.8%*, driven by lower revenue and a 1.0* percentage point decline in the EBITDA margin as a result of higher customer investment.

Spain

Service revenue declined 13.4%*, as a result of intense convergence price competition, macroeconomic price pressure in enterprise and a MTR cut in July 2013.  Service revenue trends began to improve towards the end of the year. As a result of a stronger commercial performance and lower customer churn from an improved customer experience, the contract customer base decline slowed during the year and the enterprise customer base remained broadly stable. Mobile in-bundle revenue declined 0.4%* driven by the higher take-up of Vodafone Red plans, which continue to perform well, with over 1.2 million customers at 31 March 2014. We had 797,000 4G customers at 31 March 2014 and services are now available in all Spanish provinces, 227 municipalities and 80 cities.

Fixed line revenue declined 0.2%* as we added 216,000 new customers during the year and added 276,000 homes to our joint fibre network with Orange. On 17 March 2014 we agreed to acquire Grupo Corporativo Ono, S.A. (‘Ono’), the leading cable operator in Spain and the transaction is, subject to customary terms and conditions including anti-trust clearances by the relevant authorities, expected to complete in calendar Q3 2014.

EBITDA declined 23.9%*, with a 3.4* percentage point decline in EBITDA margin, primarily driven by the lower revenue, partly offset by lower commercial costs and operating cost reductions of 9.4%*.

Other Europe

Service revenue declined 7.1%* as price competition and MTR cuts resulted in service revenue declines of 5.6%*, 8.4%* and 14.1%* in the Netherlands, Portugal and Greece respectively. However, Hungary and Romania returned to growth in H2, and all other markets apart from Portugal showed an improvement in revenue declines in Q4.

In the Netherlands, mobile in-bundle revenue increased by 3.4%* driven by the success of Vodafone Red plans. In Portugal, the broadband customer base and fixed line revenues continued to grow as the fibre rollout gained momentum in a market moving strongly towards converged offers, whilst in Greece the customer base grew due to the focus on data. In Ireland, contract growth remained good in a declining market.

EBITDA declined 14.0%*, with a 2.1* percentage point reduction in the EBITDA margin, driven by lower service revenue, partly offset by operating cost efficiencies.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific(1)

	India	Vodacom	Other AMAP	Eliminations	AMAP	% change
	£m	£m	£m	£m	£m	£	Organic
31 March 2014
Mobile in-bundle revenue	612	1,070	2,004	—	3,686
Mobile out-of-bundle revenue	2,518	2,176	1,796	—	6,490
Incoming revenue	679	331	715	—	1,725
Fixed line revenue	26	1	632	—	659
Other service revenue	92	288	148	(1)	527
Service revenue	3,927	3,866	5,295	(1)	13,087	(4.7)	6.1
Other revenue	467	852	565	—	1,884
Revenue	4,394	4,718	5,860	(1)	14,971	(2.9)	8.4
Direct costs	(1,231)	(732)	(1,931)	1	(3,893)
Customer costs	(159)	(1,314)	(946)	—	(2,419)
Operating expenses	(1,607)	(956)	(1,416)	—	(3,979)
EBITDA	1,397	1,716	1,567	—	4,680	3.3	16.2
Depreciation and amortisation:
Acquired intangibles	(264)	(79)	(55)	—	(398)
Purchased licences	(72)	(4)	(139)	—	(215)
Other	(707)	(405)	(930)	—	(2,042)
Share of result in associates and joint ventures	—	—	67	—	67
Adjusted operating profit	354	1,228	510	—	2,092	10.5	28.6

EBITDA margin	31.8%	36.4%	26.7%		31.3%

31 March 2013
Mobile in-bundle revenue	537	1,092	1,904	—	3,533
Mobile out-of-bundle revenue	2,513	2,500	2,090	—	7,103
Incoming revenue	687	441	839	—	1,967
Fixed line revenue	19	91	452	—	562
Other service revenue	122	291	152	(1)	564
Service revenue	3,878	4,415	5,437	(1)	13,729
Other revenue	446	791	447	—	1,684
Revenue	4,324	5,206	5,884	(1)	15,413
Direct costs	(1,255)	(904)	(2,063)	1	(4,221)
Customer costs	(187)	(1,359)	(867)	—	(2,413)
Operating expenses	(1,642)	(1,052)	(1,553)	—	(4,247)
EBITDA	1,240	1,891	1,401	—	4,532
Depreciation and amortisation:
Acquired intangibles	(294)	(95)	(61)	—	(450)
Purchased licences	(75)	(2)	(134)	—	(211)
Other	(650)	(462)	(918)	—	(2,030)
Share of result in associates and joint ventures	—	—	52	—	52
Adjusted operating profit	221	1,332	340	—	1,893

EBITDA margin	28.7%	36.3%	23.8%		29.4%

Change at constant exchange rates
Mobile in-bundle revenue	27.8	16.8	15.3
Mobile out-of-bundle revenue	11.7	0.4	(5.6)
Incoming revenue	10.3	(13.1)	(4.9)
Fixed line revenue	57.7	(98.6)	48.9
Other service revenue	(15.8)	12.3	2.8
Service revenue	13.0	1.3	6.8
Other revenue	18.6	27.7	37.3
Revenue	13.6	5.2	9.1
Direct costs	(9.3)	9.8	(2.7)
Customer costs	5.4	(15.1)	(20.2)
Operating expenses	(9.4)	(3.6)	0.5
EBITDA	26.4	6.8	22.5
Depreciation and amortisation:
Purchased licences	(6.7)	(113.3)	(9.1)
Other	(21.8)	(0.8)	(11.0)
Share of result in associates and joint ventures	—	—	30.3
Adjusted operating profit	83.3	9.2	63.9

EBITDA margin movement (pps)	3.2	0.5	2.9

Note:

(1)  Management basis. Includes Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures in AMAP, on a proportionate consolidation basis.

FINANCIAL RESULTS

Revenue declined 2.9% mainly as a result of a 12.0 percentage point adverse impact from foreign exchange rate movements, particularly with regard to the Indian rupee, the South African rand and the Turkish lira. On an organic basis service revenue grew 6.1%* driven by a higher customer base, increased customer usage and successful pricing strategies, partially offset by the impact of MTR reductions and a general weakening in macroeconomic conditions in certain countries. Growth was led by strong performances in India, Turkey, Qatar and Ghana and robust performances in Vodacom and Egypt, partly offset by service revenue declines in Australia and New Zealand.

EBITDA increased 3.3%, including a 13.9 percentage point adverse impact from foreign exchange rate movements. On an organic basis, EBITDA grew 16.2%* driven primarily by strong growth in India, Turkey, Australia, Qatar and Ghana as well as improved contributions from Egypt and Vodacom.

	Organic	Other	Foreign	Reported
	change	activity(1)	exchange	change
	%	pps	pps	%

AMAP revenue	8.4	0.7	(12.0)	(2.9)

Service revenue
India	13.0	—	(11.7)	1.3
Vodacom	4.1	(2.8)	(13.7)	(12.4)
Other AMAP	2.8	4.0	(9.4)	(2.6)
AMAP service revenue	6.1	0.7	(11.5)	(4.7)

EBITDA
India	26.4	—	(13.7)	12.7
Vodacom	6.6	0.2	(16.1)	(9.3)
Other AMAP	19.3	3.2	(10.7)	11.8
AMAP EBITDA	16.2	1.0	(13.9)	3.3

Adjusted operating profit
India	83.3	—	(23.1)	60.2
Vodacom	8.9	0.3	(17.0)	(7.8)
Other AMAP	66.5	(2.6)	(13.9)	50.0
AMAP adjusted operating profit	28.6	(0.2)	(17.9)	10.5

Note:

(1)	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 April 2013. Refer to page 29 for more details.

India

Service revenue increased 13.0%*, driven by continued customer growth, data usage as well as improved voice pricing. Mobile customers increased by 14.2 million during the year yielding a closing customer base of 166.6 million at 31 March 2014.

Data usage grew 125% during the year, primarily resulting from a 39% increase in mobile internet users and a 67% increase in usage per customer. At 31 March 2014 active data customers totalled 52 million including 7 million 3G customers.

We progressively rolled out M-Pesa across India over the year, reaching nationwide coverage by March 2014.

EBITDA grew 26.4%*, with a 3.3* percentage point increase in EBITDA margin, driven by the higher revenue and the resulting economies of scale on costs.

In February, Vodafone India successfully bid for additional spectrum in 11 telecom circles in the Indian Government’s 900MHz and 1800MHz spectrum auction, enabling the Company to provide customers with enhanced mobile voice and data services across the country. Of the total £1.9 billion cost of these spectrum licences, £0.5 billion was paid during the financial year with the remainder payable in instalments starting in 2017.

Vodacom

Service revenue grew 4.1%* driven by strong growth in Vodacom’s mobile operations outside South Africa. In South Africa, organic service revenue increased 0.3%*, despite the adverse impact of an MTR cut, due to the strong growth in data revenues of 23.5%* driven by higher smartphone penetration and the strong demand for prepaid bundles.

Vodacom’s mobile operations outside South Africa delivered service revenue growth of 18.9%* mainly from continued customer base growth. M-Pesa continued to perform well and is now operational in all of the Vodacom mobile operations outside of South Africa, with over 4.4 million customers actively using the service.

FINANCIAL RESULTS

EBITDA increased 6.6%*, driven by revenue growth, optimisation in customer investment and efficiencies in South Africa operating costs. The EBITDA margin decline of 0.3* percentage points is the result of higher sales of lower margin handsets.

On 14 April 2014, Vodacom announced the acquisition of the Vodacom customer base from Nashua, a mobile cellular provider for South African mobile network operators, subject to the approval of the Competition Authority.

On 19 May 2014, Vodacom announced that it had reached an agreement with the shareholders of Neotel Proprietary Limited (“Neotel”), the second largest provider of fixed telecommunications services for both enterprise and consumers in South Africa, to acquire 100% of the issued share capital in, and shareholder loans against, Neotel for a total cash consideration of R7.0bn (£0.4 billion). The transaction remains subject to the fulfilment of a number of conditions precedent including applicable regulatory approvals and is expected to close before the end of the financial year.

Other AMAP

Service revenue increased 2.8%*, with growth in Turkey, Egypt, Qatar and Ghana being partially offset by declines in Australia and New Zealand.

Service revenue growth in Turkey was 7.9%* after a 5.4 percentage point negative impact from voice and SMS MTR cuts effective from 1 July 2013. Mobile in-bundle revenue in Turkey grew 25.0%* driven by higher smartphone penetration, the success of Vodafone Red plans and continued growth in enterprise.

In Egypt service revenue increased 2.6%*, driven by the growth in the customer base, higher data usage and a successful pricing strategy. Service revenue growth in Qatar came as a result of strong net customer additions and the success of segmented commercial offers. In Ghana, service revenue grew 19.3%*, driven by an increase in customers and higher data usage in both consumer and enterprise.

EBITDA grew 19.3%* with a 3.1* percentage point improvement in EBITDA margin, with improvements in Turkey, Australia, Qatar and Ghana driven by the increase in scale and operating cost efficiencies, and with robust contribution from Egypt, partially offset by a decline in New Zealand.

Our joint venture in Australia experienced a service revenue decline of 9.0%*.  The turnaround plan remains on track, yielding improved levels of network performance, net promoter score and customer base management. The EBITDA margin was improved by 14.8* percentage points, as a result of restructuring and stronger cost discipline.

Our associate in Kenya, Safaricom, increased service revenue by 17.2% driven by a higher customer base and continued growth in M-Pesa.

Non-Controlled Interests

Verizon Wireless(1), (2)

	2014(1)	2013
	£m	£m

Service revenue	9,000	19,697
Revenue	9,955	21,972
EBITDA	4,274	8,831
Interest	(20)	(25)
Tax(2)	(50)	13
Group’s share of result in VZW	3,169	6,500

Notes:

(1)

All amounts represent the Group’s share based on its 45% partnership interest, unless otherwise stated. Results for the year ended 31 March 2014 only include results to 2 September 2013, the date the Group announced its intention to dispose of its 45% interest.

(2)

The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain US state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

On 2 September 2013 Vodafone announced it had reached an agreement with Verizon Communications Inc. to dispose of its US group whose principal asset is its 45% interest in Verizon Wireless. The Group ceased recognising its share of results in Verizon Wireless on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation. The transaction completed on 21 February 2014.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Management basis		Statutory basis
		Restated		Restated
	2014	2013	2014	2013
	£m	£m	£m	£m

EBITDA	12,831	13,566	11,084	11,466
Working capital	1,003	339	1,381	177
Other(1)	(372)	(178)	(318)	(149)
Cash generated by operations	13,462	13,727	12,147	11,494
Cash capital expenditure(2)	(6,691)	(6,195)	(5,857)	(5,217)
Capital expenditure	(7,102)	(6,266)	(6,313)	(5,292)
Working capital movement in respect of capital expenditure	411	71	456	75
Disposal of property, plant and equipment	106	153	79	105
Operating free cash flow	6,877	7,685	6,369	6,382
Taxation	(3,547)	(2,933)	(3,449)	(2,570)
Dividends received from associates and investments	2,810	2,420	2,842	3,132
Tax distribution from VZW	2,763	2,389	2,763	2,389
Other	47	31	79	743
Dividends paid to non-controlling shareholders in subsidiaries	(264)	(379)	(264)	(379)
Interest received and paid	(1,471)	(1,185)	(1,315)	(1,064)
Free cash flow	4,405	5,608	4,183	5,501
Tax settlement			(100)	(100)
Licence and spectrum payments			(862)	(2,499)
Acquisitions and disposals(3)			27,372	(1,723)
Equity dividends paid			(5,076)	(4,806)
Special dividend			(14,291)	—
Purchase of treasury shares			(1,033)	(1,568)
Foreign exchange			2,423	(716)
Income dividend from VZW			2,065	2,409
Other(4)			(3,027)	1,149
Net debt decrease/(increase)			11,654	(2,353)
Opening net debt			(25,354)	(23,001)
Closing net debt			(13,700)	(25,354)

Notes:

(1)	Statutory basis includes £355 million of restructuring costs (2013: £311 million).
(2)	Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year.
(3)

Acquisitions and disposals for the year ended 31 March 2014 includes £35,231 million received on the disposal of our US group whose principal asset is its 45% interest in Verizon Wireless plus £999 million from the assumption by Verizon of Vodafone’s net liabilities relating to its US group, a £4,855 million payment in relation to the acquisition of 76.57% of the share capital of KDG plus £2,148 million of associated debt acquired and £1,447 million recognised in respect of the remaining non-controlling interests. The year ended 31 March 2013 included a £1,050 million payment in relation to the acquisition of the entire share capital of CWW plus £228 million of associated debt acquired and £440 million in relation to the acquisition of TelstraClear.

(4)

Other for the year ended 31 March 2014 includes £2,372 million of tax relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless and £1,387 million relating to payment obligations in connection with the purchase of licences and spectrum, principally in India. For the year ended 31 March 2013 primarily includes the remaining £1,499 million consideration from the disposal of our SoftBank Mobile Corp. interests in November 2010, which was received in April 2012.

On a management basis, cash generated by operations decreased by 1.9% to £13.5 billion, primarily driven by lower EBITDA which was partly offset by working capital movements. Free cash flow decreased by 21.5% to £4.4 billion as the lower EBITDA, higher cash capital expenditure and higher payments for taxation were partially offset by working capital movements and higher dividends received from associates and investments.

Capital expenditure increased by £0.8 billion to £7.1 billion primarily driven by investments in the Group’s networks, particularly in Germany, UK, Spain and India.

Payments for taxation increased by 20.9% to £3.5 billion primarily due to higher underlying US profits and accelerated US tax payments following the disposal of the Group’s 45% interest in Verizon Wireless.

Dividends received from associates and investments increased by £0.4 billion to £2.8 billion due to the receipt of higher tax distributions from Verizon Wireless to cover the higher tax liabilities in the US.

On a statutory basis, a foreign exchange gain of £2.4 billion arose on outstanding net debt items due to favourable exchange rate movements, primarily due to the weakening of the Indian rupee and US dollar against the pound sterling.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	Statutory basis
		Restated
	2014	2013
	£m	£m

Cash and cash equivalents	10,134	7,531

Short-term borrowings
Bonds	(1,783)	(2,133)
Commercial paper(1)	(950)	(4,054)
Put options over non-controlling interests	(2,330)	(938)
Bank loans	(1,263)	(2,438)
Other short-term borrowings(2)	(1,421)	(2,237)
	(7,747)	(11,800)

Long-term borrowings
Put options over non-controlling interests	(6)	(77)
Bonds, loans and other long-term borrowings	(21,448)	(27,827)
	(21,454)	(27,904)

Other financial instruments(3)	5,367	6,819
Net debt	(13,700)	(25,354)

Notes:

(1)	At 31 March 2014 US$578 million was drawn under the US commercial paper programme and €731million was drawn under the euro commercial paper programme.
(2)	At 31 March 2014 the amount includes £1,185 million (2013: £1,151 million) in relation to cash received under collateral support agreements.
(3)

Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2014: £2,443 million; 2013 £3,032 million) and trade and other payables (2014: £881 million; 2013: £1,101 million) and short-term investments primarily in index linked government bonds and a managed investment fund included as a component of other investments (2014: £3,805 million; 2013: £4,888 million).

Net debt on a statutory basis decreased £11.7 billion to £13.7 billion as proceeds from the disposal of our US group, whose principal asset was its 45% stake in Verizon Wireless, positive free cash flow and favourable foreign exchange movements more than offset the acquisition of KDG, licences and spectrum payments and equity shareholder returns including equity dividends, the special distribution and share buybacks.

Dividends

The directors have announced a final dividend per share of 7.47 pence, representing an 8% increase over the prior financial year’s final dividend. The ex-dividend date for the final dividend is 11 June 2014 for ordinary shareholders, the record date is 13 June 2014 and the dividend is payable on 6 August 2014. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Special dividend

On 2 September 2013 Vodafone announced that it had reached agreement to dispose of its US group whose principal asset is its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$130 billion (£79 billion) (‘VZW Transaction’).

At a General Meeting of the Company on 28 January 2014, shareholders approved the transactions and following completion on 21 February 2014, Vodafone shareholders received all of the Verizon shares and US$23.9 billion (£14.3 billion) of cash (the ‘Return of Value’) totalling US$85.2 billion (£51.0 billion).

The Return of Value was carried out on 24 February 2014 in the form of a B share scheme pursuant to a Court-approved scheme of arrangement and associated reduction of capital (the ‘Scheme’). The Scheme provided shareholders (other than shareholders in the US and certain other jurisdictions) with the flexibility to receive their proceeds as either an income or capital return.

Under the Scheme, Vodafone shareholders were issued unlisted, non-voting bonus shares, which were shortly thereafter either cancelled in consideration of the relevant amount of Verizon shares and cash or the holders received the relevant amount of Verizon shares and cash in satisfaction of a special distribution on the bonus shares, depending on shareholder elections and subject to applicable securities laws.

LIQUIDITY AND CAPITAL RESOURCES

The Scheme also provided for a share consolidation on the basis of a ratio of 6 new ordinary shares with a nominal value of 20 20/21 US cents for every 11 existing ordinary shares, which took effect on 24 February 2014. The share consolidation was intended to result in the share price of a new ordinary share being, so far as practicable and subject to normal market movements, equal to the price of an existing ordinary share and, consequently to maintain broad comparability of its share price before and after the Return of Value.

Share buyback programmes

Following the receipt of a US$3.8 billion (£2.4 billion) dividend from VZW in December 2012, we initiated a £1.5 billion share buyback programme under the authority granted by our shareholders at the 2012 annual general meeting. The Group placed irrevocable purchase instructions to enable shares to be repurchased on our behalf when we may otherwise have been prohibited from buying in the market. Details of the shares purchased under the programme, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased(1)	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme(2)		Maximum value of shares that may yet be purchased under the programme(3)
Date of share purchase	‘000	Pence	‘000		£m
April 2013	43,000	192.54	314,651		968
May 2013	204,750	196.09	519,401		567
June 2013	304,300	180.52	823,701		—
Total	552,050	187.23	823,701	(4)	—	(5)

Notes:

(1)	The nominal value of shares purchased is 11 3/7 US cents each.
(2)	No shares were purchased outside the publicly announced share buyback programme.
(3)	In accordance with authorities granted by shareholders in general meeting.
(4)	The total number of shares purchased represents 1.7% of our issued share capital, excluding treasury shares, at 11 November 2013.
(5)	The share buyback programme concluded at the end of June 2013.

OTHER SIGNIFICANT DEVELOPMENTS

Indian tax case

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VIL. In January 2012, the Indian Supreme Court handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012, the Indian Government returned VIHBV’s deposit of INR 25 billion and released the guarantee for INR 85 billion, which was based on the demand for payment issued by the Indian tax authority in October 2010, for tax of INR 79 billion plus interest.

On 16 March 2012, the Indian Government introduced proposed legislation (the ‘Finance Bill 2012’) purporting to overturn the Indian Supreme Court’s judgement with retrospective effect back to 1962. On 17 April 2012, VIHBV filed a trigger notice under the Dutch-India Bilateral Investment Treaty (‘BIT’) signalling its intent to invoke arbitration under the BIT should the new laws be enacted. The Finance Bill 2012 received Presidential assent and became law on 28 May 2012 (the ‘Finance Act 2012’). The Finance Act 2012 is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax.

The Indian Government commissioned a committee of experts (the ‘Shome committee’) consisting of academics, and current and former Indian government officials, to examine, and make recommendations in respect of, aspects of the Finance Act 2012 including the retrospective taxation of transactions such as VIHBV’s transaction with HTIL referred to above. On 10 October 2012, the Shome committee published its draft report for comment. The draft report concluded that tax legislation in the Finance Act 2012 should only be applied prospectively or, if applied retrospectively, that only a seller who made a gain should be liable and, in that case, without any liability for interest or penalties. The Shome committee’s final report was submitted to the Indian Government on 31 October 2012, but no final report has been published, and it remains unclear what the Indian Government intends to do with the Shome committee’s final report or its recommendations.

VIHBV has not received any formal demand for taxation following the Finance Act 2012, but it did receive a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court’s judgement and purporting to update the interest element of that demand in a total amount of INR 142 billion. The separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court. Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, we believe it is probable that we will be able to make a successful claim under the BIT. Although this would not result in any outflow of economic benefit from the Group, it could take several years for VIHBV to recover any deposit required by an Indian Court as a condition for any stay of enforcement of a tax demand pending the outcome of VIHBV’s BIT claim. However, VIHBV expects that it would be able to recover any such deposit. On 17 January 2014, VIHBV served on the Indian Government an amended trigger notice under the BIT, supplementing the trigger notice filed on 17 April 2012, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with Hutchison under transfer pricing rules. On 17 April 2014, VIHBV served its notice of arbitration under the BIT, formally commencing the BIT arbitration proceedings.

We did not carry a provision for this litigation or in respect of the retrospective legislation at 31 March 2014, or at previous reporting dates.

Telecom Egypt arbitration

In October 2009 Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of lower interconnection rates paid to Vodafone Egypt by Mobinil.

Telecom Egypt has also sought to join VIHBV, Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc (which Telecom Egypt alleges should be held jointly liable with Vodafone Egypt) to the arbitration. VIHBV, VEBV and Vodafone Group Plc deny that they were subject to the interconnection agreement or any arbitration agreement with Telecom Egypt. Telecom Egypt initially quantified its claim at approximately €190 million in 2009. This was subsequently amended and increased to €551 million in January 2011 and further increased to its current value of just over €1.2 billion in November 2011.

OTHER SIGNIFICANT DEVELOPMENTS

The Company disputes Telecom Egypt’s claim (and assertion of jurisdiction over VIHBV, VEBV and Vodafone Group Plc) and will continue to defend the Vodafone companies’ position vigorously. The arbitration hearing concluded in November 2013. The parties completed final written submissions in March 2014. A decision is now awaited from the tribunal during 2014.

Board changes

On 3 October 2013 it was announced that the Group’s Chief Financial Officer, Andy Halford, had informed the Board that he intended to leave the Group at the end of March 2014 after the conclusion of Vodafone’s transaction with Verizon. The Board decided to appoint Nick Read as Group Chief Financial Officer-designate, effective 1 January 2014 and he was appointed to the Vodafone Group Board on 1 April 2014.

On 2 May 2014 the Group announced the appointment of Sir Crispin Davis as a Non-Executive Director with effect 28 July 2014. Sir Crispin was the Chief Executive of Reed Elsevier plc from 1999 to 2009 and was previously Chief Executive of Aegis Group plc and the Group Managing Director of Guinness Group plc (now Diageo plc). Currently an advisor to CVC Capital Partners, Sir Crispin was knighted in 2004 for services to publishing and information. He is an Oxford University Trustee and Member of the University Board. Upon appointment, Sir Crispin will join the Audit and Risk Committee.

On 2 May 2014, the Group also announced that Alan Jebson and Anthony Watson would not seek re-election at the Company’s Annual General Meeting in July 2014 and intend to stand down from the Board with effect from that date. Anthony Watson joined the Board in May 2006 and Alan Jebson in December 2006.

On 5 March 2014, the Group announced that Anne Lauvergeon would not seek re-election at the Company’s Annual General Meeting in July 2014 and intends to stand down from the Board with effect from that date. Anne Lauvergeon joined the Board in November 2005.

On 19 May 2014, the Group announced the appointment of Dame Clara Furse DBE as a Non-Executive Director and member of the Audit and Risk Committee with effect from 1 September 2014. Dame Clara was the Chief Executive of the London Stock Exchange Group plc from 2001 to 2009 and was previously Group Chief Executive of Credit Lyonnais Rouse Ltd and the Managing Director, Global Futures and Options at UBS AG. Currently a non-executive director on the board of Nomura Holdings Inc. and Amadeus Holdings IT SA, her previous non-executive career includes board appointments at Legal & General Group plc (2009 to 2013), Euroclear plc (2002 to 2009), Fortis (2006 to 2008) and LIFFE Holdings plc (1991 to 1999). Dame Clara was appointed to the Financial Policy Committee of the Bank of England in 2013. She was appointed a Dame Commander of the Order of the British Empire in 2008.

Audit tender

In accordance with the UK Corporate Governance Code, the Group Audit and Risk Committee initiated a tender process for the statutory audit of the Group together with related services for the year ending 31 March 2015. This process concluded in February 2014, and a resolution proposing the appointment of PricewaterhouseCoopers LLP will be put to shareholders at the 2014 Annual General Meeting.

Grupo Corporativo Ono, S.A. (‘Ono’)

On 17 March 2014, Vodafone agreed to acquire Ono for a total consideration equivalent to €7.2 billion (£6.0 billion) on a debt and cash free basis (the ‘Transaction’). Ono has the largest next-generation network in Spain and the Transaction enables Vodafone to take advantage of the rapid increase in the adoption of unified communications products and services in the Spanish market. The Transaction, which is subject to customary terms and conditions including anti-trust clearances by the relevant competent authorities, is expected to complete in calendar Q3 2014.

Vodafone India

In March 2014, Vodafone completed the acquisition of indirect equity interests in Vodafone India Limited held by Analjit Singh and Neelu Analjit Singh, taking its stake to 89.03% of VIL. On 11 April 2014, Vodafone acquired the remaining 10.97% equity interest from Piramal Enterprises Limited. The combined cash consideration for both transactions was INR 101.4 billion (£1.0 billion).

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Restated*
	2014	2013
	£m	£m
Continuing operations

Revenue	38,346	38,041
Cost of sales	(27,942)	(26,567)
Gross profit	10,404	11,474
Selling and distribution expenses	(3,033)	(2,860)
Administrative expenses	(4,245)	(4,159)
Share of result of equity accounted associates and joint ventures	278	575
Impairment losses	(6,600)	(7,700)
Other income and expense	(717)	468
Operating loss	(3,913)	(2,202)
Non-operating income and expense	(149)	10
Investment income	346	305
Financing costs	(1,554)	(1,596)
Loss before taxation	(5,270)	(3,483)
Income tax credit/(expense)	16,582	(476)
Profit/(loss) for the financial year from continuing operations	11,312	(3,959)
Profit for the financial year from discontinued operations	48,108	4,616
Profit for the financial year	59,420	657

Attributable to:
- Equity shareholders	59,254	413
- Non-controlling interests	166	244
Profit for the financial year	59,420	657

Earnings/(loss) per share
From continuing operations:
- Basic	42.10p	(15.66p )
- Diluted	41.77p	(15.66p )

Total Group:
- Basic	223.84p	1.54p
- Diluted	222.07p	1.54p

Consolidated statement of comprehensive income

		Restated*
	2014	2013
	£m	£m
Profit for the financial year	59,420	657
Other comprehensive income:
Items that may be reclassified to profit or loss in subsequent periods
Losses on revaluation of available-for-sale investments, net of tax	(119)	(73)
Foreign exchange translation differences, net of tax	(4,104)	362
Foreign exchange gains transferred to the income statement	1,493	1
Fair value gains transferred to the income statement	(25)	(12)
Other, net of tax	—	(4)
Total items that may be classified to profit or loss in subsequent years	(2,755)	274
Items that will not be reclassified to profit or loss in subsequent periods
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	37	(182)
Total items will not be classified to profit or loss in subsequent years	37	(182)
Other comprehensive (expense)/income	(2,718)	92
Total comprehensive income/(loss) for the financial year	56,702	749

Attributable to:
- Equity shareholders	56,711	604
- Non-controlling interests	(9)	145
	56,702	749

* Restated to show the results of our US group in discontinued operations, adoption of IFRS 11 and amendments to IAS 19.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

			Restated*
		2014	2013
	Note	£m	£m
Non-current assets
Goodwill		23,315	24,390
Other intangible assets		23,373	19,749
Property, plant and equipment		22,851	17,584
Investments in associates and joint ventures		114	46,447
Other investments		3,553	773
Deferred tax assets		20,607	2,848
Post employment benefits		35	52
Trade and other receivables		3,270	4,832
		97,118	116,675
Current assets
Inventory		441	353
Taxation recoverable		808	397
Trade and other receivables		8,886	8,018
Other investments		4,419	5,350
Cash and cash equivalents		10,134	7,531
Assets held for sale		34	—
		24,722	21,649
Total assets		121,840	138,324

Equity
Called up share capital		3,792	3,866
Additional paid-in capital		116,973	154,279
Treasury shares		(7,187)	(9,029)
Accumulated losses		(51,428)	(88,834)
Accumulated other comprehensive income		8,652	11,195
Total equity shareholders’ funds		70,802	71,477

Non-controlling interests		1,733	1,890
Put options over non-controlling interests		(754)	(879)
Total non-controlling interests		979	1,011

Total equity		71,781	72,488

Non-current liabilities
Long-term borrowings		21,454	27,904
Taxation liabilities		50	150
Deferred tax liabilities		747	6,671
Post employment benefits		584	580
Provisions		846	855
Trade and other payables		1,339	1,307
		25,020	37,467
Current liabilities
Short-term borrowings		7,747	11,800
Taxation liabilities		873	1,922
Provisions		963	715
Trade and other payables		15,456	13,932
		25,039	28,369
Total equity and liabilities		121,840	138,324

* Restated for adoption of IFRS 11 and amendments to IAS 19.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital(1)		Treasury shares		Accumulated comprehensive income(2)	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m		£m		£m	£m	£m	£m
1 April 2012 restated*	3,866	154,123		(7,841)		(73,213)	76,935	1,267	78,202
Issue or reissue of shares	—	2		287		(237)	52	—	52
Purchase of own shares	—	—		(1,475	)(4)	—	(1,475)	—	(1,475)
Share-based payment	—	152	(3)	—		—	152	—	152
Transactions with non-controlling interests in subsidiaries	—	—		—		(7)	(7)	(17)	(24)
Comprehensive income	—	—		—		604	604	145	749
Dividends	—	—		—		(4,801)	(4,801)	(384)	(5,185)
Other	—	2		—		15	17	—	17
31 March 2013 restated*	3,866	154,279		(9,029)		(77,639)	71,477	1,011	72,488
Issue or reissue of shares	—	2		194		(173)	23	—	23
Redemption or cancellation of shares	(74)	74		1,648		(1,648)	—	—	—
Capital reduction and creation of B and C shares	16,613	(37,470)		—		20,857	—	—	—
Cancellation of B shares	(16,613)	—		—		1,115	(15,498)	—	(15,498)
Share-based payment	—	88		—		—	88	—	88
Transactions with non-controlling interests in subsidiaries	—	—		—		(1,451)	(1,451)	260	(1,191)
Comprehensive income	—	—		—		56,711	56,711	(9)	56,702
Dividends	—	—		—		(40,566)	(40,566)	(284)	(40,850)
Other	—	—		—		18	18	1	19
31 March 2014	3,792	116,973		(7,187)		(42,776)	70,802	979	71,781

* Restated for the adoption of IFRS 11 and amendments to IAS 19.

Notes:

(1)         Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

(2)         Includes accumulated losses and accumulated other comprehensive income.

(3)         Includes a £12 million tax charge (2013: £18 million credit).

(4)         Amount for 2013 includes a commitment for the purchase of own shares of £1,026 million

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Restated*
	2014	2013
	£m	£m
Net cash flow from operating activities	6,227	8,824

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(4,279)	(1,432)
Purchase of interests in associates and joint ventures	(11)	(6)
Purchase of intangible assets	(2,327)	(3,758)
Purchase of property, plant and equipment	(4,396)	(3,958)
Purchase of investments	(214)	(4,249)
Disposal of interests in subsidiaries net of cash disposed	—	27
Disposal of interests in associates and joint ventures	34,919	—
Disposal of property, plant and equipment	79	105
Disposal of investments	1,483	1,523
Dividends received from associates and joint ventures	4,897	5,539
Dividends received from investments	10	2
Interest received	582	461
Net cash flow from investing activities	30,743	(5,746)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	38	69
Net movement in short-term borrowings	(2,887)	1,581
Proceeds from issue of long-term borrowings	1,060	5,422
Repayment of borrowings	(9,788)	(1,720)
Purchase of treasury shares	(1,033)	(1,568)
B and C share payments	(14,291)	—
Equity dividends paid	(5,076)	(4,806)
Dividends paid to non-controlling shareholders in subsidiaries	(264)	(379)
Other transactions with non-controlling interests in subsidiaries	(111)	15
Other movements in loans with associates and joint ventures	—	168
Interest paid	(1,897)	(1,525)
Net cash flow used in financing activities	(34,249)	(2,743)

Net cash flow	2,721	335
Cash and cash equivalents at beginning of the financial year	7,506	7,001
Exchange (loss)/gain on cash and cash equivalents	(115)	170
Cash and cash equivalents at end of the financial year	10,112	7,506

* Restated for the adoption of IFRS 11 and amendments to IAS 19.

CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The preliminary results for the year ended 31 March 2014 are an abridged statement of the full annual report which was approved by the Board of directors on 20 May 2014. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS as adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2014 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 29 July 2014.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2014.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2013, the Group adopted new accounting policies where necessary to comply with amendments to IFRS. Accounting pronouncements considered by the Group as significant on adoption are:

•                Amendments to IAS 19, “Employee benefits”, which requires revised accounting and disclosures for defined benefit pension schemes, including a different measurement basis for asset returns, replacing the expected return on plan assets and interest cost currently recorded in the consolidated income statement with net interest. This results in a revised allocation of costs between the income statement and other comprehensive income. The impact for the year ended 31 March 2014 has not been determined on the basis that it is not material (2013: reduced profit for the year by £16 million). The consolidated financial statements have been restated on the adoption of these amendments.

•                Overall revisions to the standards governing the accounting for subsidiaries, joint arrangements and associates, including the introduction of IFRS 10, “Consolidated Financial Statements” and IFRS 11,”Joint Arrangements”. IFRS 11 generally requires interests in jointly controlled entities to be recorded using the equity method, which is consistent with the accounting treatment applied to investments in associates. Under IFRS 11, the Group’s principal joint arrangements are incorporated into the consolidated financial statements using the equity method of accounting rather than proportionate consolidation. The consolidated financial statements have been restated on the adoption of IFRS 11.

Other IFRS changes adopted on 1 April 2013, including the adoption of IFRS 13, “Fair Value Measurement”, have no material impact on the consolidated results, financial position or cash flows of the Group.

2. Equity dividends

	2014	2013
	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2013: 6.92 pence per share (2012: 6.47 pence)	3,365	3,193
Interim dividend for the year ended 31 March 2014: 3.53 pence per share (2013: 3.27 pence)	1,711	1,608
Special dividend for the year ended 31 March 2014 :172.94 US cents per share (2013: nil)	35,490	—
	40,566	4,801

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2014: 7.47 pence per share (2013: 6.92 pence)	1,975	3,377

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic growth

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•      it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•      it is used for internal performance analysis; and

•      it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Management basis

Certain financial metrics are presented on a management basis, which includes the results of Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate consolidation basis rather than an equity accounting basis. It also includes five months profit contribution from Verizon Wireless (‘VZW’). We believe that the management basis metrics, which is not intended to be a substitute for or superior to our reported metrics, provides useful and necessary information to investors and other interested parties as they are used internally for performance analysis and resource allocation purposes of the operations.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Nearest GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 9

Group revenue on a management basis	Group revenue	Reconciliation of management to statutory basis on page 32

Adjusted operating profit on a management basis	Operating profit	Reconciliation of management to statutory basis on page 32

Group EBITDA on a management basis	Operating profit	Reconciliation of management to statutory basis on page 32

Adjusted operating profit	Operating profit	Group results on page 9

Adjusted profit before tax	Profit before taxation	Taxation on page 11

Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 11

Adjusted income tax expense	Income tax expense	Taxation on page 11

Adjusted profit attributable to equity shareholders	Profit attributable to equity shareholders	Earnings per share on page 12

Adjusted earnings per share	Basic earnings per share	Earnings per share on page 12 and 33

Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 19

Free cash flow on a management basis	Cash generated by operations	Cash flows and funding beginning on page 19

Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 19

Net debt	Short-term borrowings, long-term borrowings, cash and cash equivalents and other financial instruments	Analysis of net debt on page 20

See page 33 for a reconciliation of adjusted to reported earnings.

ADDITIONAL INFORMATION

Regional results for the year ended 31 March(1)

	Revenue		EBITDA(5)		Adjusted operating profit/(loss)(5)		Capital expenditure		Operating free cash flow
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Germany(2)	8,272	7,857	2,698	2,831	918	1,401	1,312	1,073	1,617	1,717
Italy(3)	4,312	4,755	1,536	1,917	726	1,172	608	567	895	1,392
UK	6,427	5,150	1,418	1,210	187	303	932	601	604	772
Spain	3,518	3,904	787	1,021	181	421	511	377	207	505
Other Europe
CWW(4)	—	1,273	—	162	—	(61)	—	252	—	(63)
Netherlands	1,608	1,639	548	597	220	329	231	225	330	376
Portugal	889	941	309	374	140	198	158	129	161	256
Romania	631	627	210	225	94	107	82	79	129	146
Greece	597	742	165	201	54	78	71	66	114	49
Other	1,806	1,906	506	561	169	228	259	243	225	345
Eliminations	(6)	(13)	(2)	—	(1)	(1)	(2)	—	(1)	(1)
Other Europe	5,525	7,115	1,736	2,120	676	878	799	994	958	1,108
Eliminations	(57)	(179)	—	—	—	—	—	—	—	—
Europe	27,997	28,602	8,175	9,099	2,688	4,175	4,162	3,612	4,281	5,494

AMAP
India	4,394	4,324	1,397	1,240	354	221	715	554	889	729
Vodacom	4,718	5,206	1,716	1,891	1,228	1,332	663	703	1,171	1,356
Other AMAP
Turkey	2,017	1,948	358	322	61	15	252	247	84	83
Egypt	1,163	1,259	517	569	271	314	218	210	342	357
Other	2,682	2,682	692	511	179	10	500	509	144	94
Eliminations	(2)	(5)	—	(1)	(1)	1	(1)	1	(1)	1
Other AMAP	5,860	5,884	1,567	1,401	510	340	969	967	569	535
Eliminations	(1)	(1)	—	—	—	—	—	—	—	—
AMAP	14,971	15,413	4,680	4,532	2,092	1,893	2,347	2,224	2,629	2,620

Non-Controlled Interests and Common Functions	686	481	(24)	(65)	3,094	6,509	593	430	(33)	(429)
Inter-region eliminations	(38)	(51)	—	—	—	—	—	—	—	—
Group	43,616	44,445	12,831	13,566	7,874	12,577	7,102	6,266	6,877	7,685

Notes:

(1)

All amounts shown on a management basis, consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate consolidation basis. The year ended 31 March 2014 includes a five month profit contribution from VZW whereas the year ended 31 March 2013 includes a 12 month profit contribution from VZW.

(2)	On 14 October 2013 the Group acquired 76.57% of the share capital of KDG and the results of KDG are fully consolidated into the results of Germany from that date.
(3)	On 21 February 2014 the Group acquired the remaining minority equity interests in Vodafone Italy.
(4)	On 27 July 2012 the Group acquired the entire share capital of CWW. From 1 April 2013 CWW was integrated into the UK, Ireland and Common Functions.
(5)

EBITDA and adjusted operating profit have been redefined to exclude restructuring costs (statutory basis: year ended 31 March 2014: £355 million (2013: £311 million)). Adjusted operating profit has also been redefined to exclude amortisation of customer bases and brand intangible assets (statutory basis: year ended 31 March 2014: £551 million (2013: £327 million)). Comparatives have been restated consistently.

ADDITIONAL INFORMATION

Service revenue — quarter ended 31 March(1), (2)

	Group		Europe		AMAP
	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	4,028	3,938	3,016	3,013	947	925
Mobile out-of-bundle	2,706	3,481	1,293	1,718	1,409	1,762
Mobile incoming	758	943	366	450	392	494
Fixed line	1,716	1,392	1,504	1,221	158	172
Other	425	526	289	301	130	140
Service revenue	9,633	10,280	6,468	6,703	3,036	3,493

	% change
	Group		Europe		AMAP
	Reported	Organic	Reported	Organic	Reported	Organic

Mobile in-bundle	2.3	7.8	0.1	0.9	2.4	26.9
Mobile out-of-bundle	(22.3)	(15.1)	(24.7)	(25.5)	(20.0)	(2.9)
Mobile incoming	(19.6)	(10.7)	(18.7)	(18.3)	(20.6)	(2.1)
Fixed line	23.3	(1.5)	23.2	(2.6)	(8.1)	3.7
Other	(19.2)	(15.0)	(4.0)	(3.5)	(7.1)	12.8
Service revenue	(6.3)	(4.0)	(3.5)	(8.5)	(13.1)	6.0

	Germany		Italy		UK		Spain		India		Vodacom
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mobile in-bundle	898	918	419	359	626	616	452	487	162	152	294	271
Mobile out-of-bundle	232	305	268	444	304	333	151	205	597	661	425	592
Mobile incoming	67	80	66	64	91	126	26	61	163	182	75	98
Fixed line	776	438	146	142	409	13	82	79	7	6	—	—
Other	86	100	43	42	89	82	37	52	23	34	74	73
Service revenue	2,059	1,841	942	1,051	1,519	1,170	748	884	952	1,035	868	1,034

	% change
	Germany		Italy		UK		Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	11.8	(5.8)	(10.4)	(18.3)	29.8	(3.6)	(15.4)	(12.6)	(8.0)	11.9	(16.1)	5.1

Notes:

(1)         The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

(2)         All amounts shown on a management basis, consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate consolidation basis.

Reconciliation of management basis to statutory and adjusted statutory basis(1)

	Year ended 31 March 2014
	Management basis	Presentation adjustments	Discontinued operations	Statutory basis
	£m	£m	£m	£m
Mobile in-bundle revenue	16,063	(1,904)	—	14,159
Mobile out-of-bundle revenue	12,449	(1,378)	—	11,071
Mobile incoming revenue	3,280	(419)	—	2,861
Fixed line revenue	6,039	(495)	—	5,544
Other service revenue	1,698	(143)	—	1,555
Service revenue	39,529	(4,339)	—	35,190
Other revenue	4,087	(931)	—	3,156
Revenue	43,616	(5,270)	—	38,346
Direct costs	(10,431)	1,098	—	(9,333)
Customer costs	(9,245)	1,010	—	(8,235)
Operating expenses	(11,109)	1,415	—	(9,694)
EBITDA	12,831	(1,747)	—	11,084
Depreciation and amortisation:
Acquired intangibles	(418)	12	—	(406)
Purchased licences	(1,415)	156	—	(1,259)
Other	(6,348)	915	—	(5,433)
Share of result in associates and joint ventures	3,224	269	(3,169)	324
Adjusted operating profit	7,874	(395)	(3,169)	4,310
Impairment loss				(6,600)
Restructuring costs				(355)
Amortisation of acquired customer base and brand intangible assets				(551)
Other income and expense				(717)
Operating loss				(3,913)

	Year ended 31 March 2013
	Management basis	Presentation adjustments	Discontinued operations	Statutory basis
	£m	£m	£m	£m
Mobile in-bundle revenue	14,959	(1,915)	—	13,044
Mobile out-of-bundle revenue	14,698	(2,264)	—	12,434
Mobile incoming revenue	4,118	(614)	—	3,504
Fixed line revenue	4,688	(546)	—	4,142
Other service revenue	2,032	(157)	—	1,875
Service revenue	40,495	(5,496)	—	34,999
Other revenue	3,950	(908)	—	3,042
Revenue	44,445	(6,404)	—	38,041
Direct costs	(10,937)	1,349	—	(9,588)
Customer costs	(8,901)	1,201	—	(7,700)
Operating expenses	(11,041)	1,754	—	(9,287)
EBITDA	13,566	(2,100)	—	11,466
Depreciation and amortisation:
Acquired intangibles	(456)	13	—	(443)
Purchased licences	(1,288)	108	—	(1,180)
Other	(5,799)	920	—	(4,879)
Share of result in associates and joint ventures	6,554	572	(6,500)	626
Adjusted operating profit	12,577	(487)	(6,500)	5,590
Impairment loss				(7,700)
Restructuring costs				(311)
Amortisation of acquired customer base and brand intangible assets				(249)
Other income and expense				468
Operating loss				(2,202)

Note:

(1)         Management basis is consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis, including the profit contribution from Verizon Wireless up to 2 September 2013.  Statutory basis includes the results of the Group’s joint ventures using the equity accounting basis rather than on a proportionate consolidation basis, with the profit contribution from VZW treated as discontinued operations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported	Discontinued operations	Adjustments	Adjusted(1)
Year ended 31 March 2014	£m	£m	£m	£m

Operating profit(2)	(3,913)	3,191	7,751	7,029
Amortisation of intangibles	—	—	551	551
Non-operating income and expense	(149)	—	149	—
Net financing costs	(1,208)	27	78	(1,103)
(Loss)/profit before taxation	(5,270)	3,218	8,529	6,477
Income tax credit/(expense)(3)	16,582	(1,709)	(16,492)	(1,619)
Profit for the financial year from continuing operations	11,312	1,509	(7,963)	4,858
Profit for the financial year from discontinued operations(4)	48,108	(48,108)	—	—
Profit for the financial year	59,420	(46,599)	(7,963)	4,858

Attributable to:
- Equity shareholders	59,254	(46,599)	(8,013)	4,642
- Non-controlling interests	166	—	50	216

Basic earnings per share from continuing and discontinued operations	223.84p			17.54p

Notes:

(1)         Adjusted earnings includes five months profit contribution and tax in respect of the US group from 1 April 2013 to 2 September 2013, the announcement date of disposal.

(2)         Adjustment primarily relates to the £6,600 impairment loss relating to our businesses in Germany, Spain, Portugal, Czech Republic and Romania and the £712 million loss on the deemed disposal of Vodafone Italy.

(3)         Adjustment includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,916 million) and Luxembourg (£17,402 million), the estimated tax liability relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our 45% interest in VZW (£2,210 million) and the tax in respect of the US group after 2 September 2013 (£1,019 million).

(4)         Adjustment primarily relates to a £44,996 million gain on the disposal of VZW and £1,703 million VZW dividends received subsequent to its disposal.

	Reported	Discontinued operations	Adjustments	Adjusted(1)
Year ended 31 March 2013	£m	£m	£m	£m

Operating (loss)/profit(2)	(2,202)	6,500	3,707	8,005
Amortisation of intangibles	—	—	249	249
Non-operating income and expense	10	—	(10)	—
Net financing costs	(1,291)	(56)	51	(1,296)
(Loss)/profit before taxation	(3,483)	6,444	3,997	6,958
Income tax expense	(476)	(1,750)	939	(1,287)
(Loss)/profit for the financial year from continuing operations	(3,959)	4,694	4,936	5,671
Profit for the financial year from discontinued operations	4,616	(4,616)	—	—
Profit for the financial year	657	78	4,936	5,671

Attributable to:
- Equity shareholders	413	78	4,908	5,399
- Non-controlling interests	244	—	28	272

Basic earnings per share from continuing and discontinued operations	1.54p			20.12p

Notes:

(1)         Adjusted earnings includes the profit contribution and tax from VZW for the period from 1 April 2012 to 2 September 2012.

(2)         Adjustment primarily relates to the £4,500 million impairment loss for Vodafone Italy and the £3,200 million impairment loss for Vodafone Spain, offset by the removal of the profit contribution from VZW after 2 September 2012 (£3,880 million).

ADDITIONAL INFORMATION

Mobile customers - quarter ended 31 March 2014(1)

(in thousands)

Country	1 January 2014	Net additions/ (disconnections)	Other movements(2)	31 March 2014	Prepaid(3)

Europe
Germany	32,253	52	—	32,305	52.0%
Italy	21,875	(591)	6,489	27,773	81.8%
UK	19,368	124	—	19,492	40.1%
Spain	13,652	(186)	—	13,466	29.6%
	87,148	(601)	6,489	93,036	57.4%

Other Europe
Netherlands	5,279	(12)	—	5,267	28.3%
Ireland	2,149	(28)	—	2,121	57.4%
Portugal	5,774	(205)	—	5,569	77.6%
Romania	8,315	(129)	—	8,186	59.5%
Greece	4,876	23	—	4,899	68.1%
Czech Republic	3,277	(41)	—	3,236	39.5%
Hungary	2,598	(20)	—	2,578	46.2%
Albania	2,240	(286)	—	1,954	94.4%
Malta	358	(56)	—	302	82.5%
	34,866	(754)	—	34,112	58.0%
Europe	122,014	(1,355)	6,489	127,148	57.5%

AMAP
India	160,408	6,153	—	166,561	93.7%
Vodacom(4)	63,103	2,278	—	65,381	92.3%
	223,511	8,431	—	231,942	93.3%

Other AMAP
Turkey	19,667	87	—	19,754	62.3%
Australia	2,504	(22)	—	2,482	38.1%
Egypt	41,691	156	—	41,847	88.6%
New Zealand	2,315	21	—	2,336	64.8%
Qatar	1,273	54	—	1,327	90.4%
Ghana	6,049	431	—	6,480	99.6%
Fiji	380	(15)	—	365	94.5%
	73,879	712	—	74,591	78.9%
AMAP(1)	297,390	9,143	—	306,533	89.7%

Group(1)	419,404	7,788	6,489	433,681	79.9%

Notes:

(1)         Mobile customers shown on a management basis representing subsidiaries on a 100% basis and Vodafone Italy, Vodafone Hutchison Australia and Vodafone Fiji, the Group’s joint ventures, on a proportionate consolidation basis.

(2)         Other movements represent the acquisition of the remaining equity interest in Vodafone Italy on 21 February 2014.

(3)         Prepaid customer percentages are calculated on a venture basis. At 31 March 2014 there were 444.9 million venture customers.

(4)         Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

1)                       Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)                       The preliminary results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 20 May 2014.

Notes:

1.        Vodafone, the Vodafone Speechmark, Vodacom, the Vodafone Portrait, mCare, M-Pesa, Vodafone Global Enterprise, Vodafone One Net and Vodafone Red are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.        All growth rates reflect a comparison to the year ended 31 March 2014 unless otherwise stated.

3.        References to “Q4” are to the quarter ended 31 March 2014 unless otherwise stated. References to the “second half of the year” are to the six months ended 31 March 2014 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2014 and references to the “prior financial year” are to the financial year ended 31 March 2013 unless otherwise stated. References to the “2014 financial year”, “2015 financial year”, “2016 financial year”, “2017 financial year” and the “2019 financial year” are to the financial years ending 31 March 2014, 2015, 2016, 2017 and 2019, respectively. References to “calendar Q3 2014” are to the quarter ended 30 September 2014, unless otherwise stated.

4.       All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. From 1 April 2013 the Group revised its intra-group roaming charges. These changes have had an impact on reported service revenue for the Group and by country and regionally since 1 April 2013. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, Group, country and regional revenue in the prior financial periods have been recalculated based on the new pricing structure to form the basis for our organic calculations.

5.        Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.        Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.        Quarterly historical information including service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spread sheet available at vodafone.com/investor.

Copyright © Vodafone Group 2014

OTHER INFORMATION

Definitions of terms

Term	Definition
ARPU	Average revenue per user, defined as mobile in-bundle customer revenue plus mobile out-of-bundle customer revenue and mobile incoming revenue divided by average customers.

EBITDA

Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit

Group adjusted operating profit on a management basis excludes non-operating income from associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.

Mobile in-bundle revenue	Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence.

Mobile in-bundle revenue — Contract	Revenue from all bundles and add-ons lasting 30 days or more.

Mobile in-bundle revenue — Prepay	Revenue from bundles lasting seven days or more.

Out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.

Mobile incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.

For definitions of other terms please refer to pages 187 to 188 of the Group’s annual report for the year ended 31 March 2013.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement and Review of the year on pages 1 to 8 of this report and the guidance for adjusted operating profit and free cash flow for the 2015 financial year (and the related underlying assumptions); expectations for the Group’s future performance generally, including EBITDA growth and capital expenditure; statements relating to the Project Spring organic investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including Vodafone One Net, Vodafone Red, mWallet, Smartpass, m-Pesa, and the launch of a number of additional features; expectations regarding smartphone adoption generally; expectations regarding Vodafone 2015; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding adjusted operating profit, EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including KDG, CWW, TelstraClear, Ono, and Neotel; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar, or interest rates; the ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in our annual report for the year ended 31 March 2013. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	Telephone: +44 1635 664 444
www.vodafone.com/media/contact

Copyright © Vodafone Group 2014

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	May 22, 2014	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary